UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 18)*

CENCORA, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

03073E105

(CUSIP Number)

Lanesha Minnix

Executive Vice President and Global Chief Legal Officer

Walgreens Boots Alliance, Inc.

108 Wilmot Road

Deerfield, Illinois 60015

(847) 315-2500

With a copy to:

Lillian Tsu

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03073E105	13D

1	Name of Reporting Person Walgreens Boots Alliance Holdings LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 19,980,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 19,980,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,980,000
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.2% *
14	Type of Reporting Person (See Instructions) OO

*	This calculation is based on the adjusted 196,007,584 shares of Common Stock outstanding as of August 5, 2024 (as represented by the Issuer in its Current Report on Form 8-K filed on August 5, 2024).

CUSIP No. 03073E105	13D

1	Name of Reporting Person WBA Investments, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 19,980,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 19,980,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,980,000
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.2% *
14	Type of Reporting Person (See Instructions) CO

*	This calculation is based on the adjusted 196,007,584 shares of Common Stock outstanding as of August 5, 2024 (as represented by the Issuer in its Current Report on Form 8-K filed on August 5, 2024).

CUSIP No. 03073E105	13D

1	Name of Reporting Person Walgreens Boots Alliance, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF, OO
5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power
	8	Shared Voting Power 19,980,000
	9	Sole Dispositive Power
	10	Shared Dispositive Power 19,980,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,980,000
12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.2% *
14	Type of Reporting Person (See Instructions) HC, CO

*	This calculation is based on the adjusted 196,007,584 shares of Common Stock outstanding as of August 5, 2024 (as represented by the Issuer in its Current Report on Form 8-K filed on August 5, 2024).

This Amendment No. 18 to Schedule 13D (this “Amendment No. 18”) amends and supplements the Schedule 13D (the “Schedule 13D”) relating to the common stock, $0.01 par value per share (“Common Stock”), of Cencora, Inc., a Delaware corporation (the “Issuer”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 15, 2014, as amended by Amendment No. 1 thereto filed on January 16, 2015, Amendment No. 2 thereto filed on January 25, 2016, Amendment No. 3 thereto filed on March 22, 2016, Amendment No. 4 thereto filed on August 25, 2016, Amendment No. 5 thereto filed on November 14, 2016, Amendment No. 6 thereto filed on January 6, 2021, Amendment No. 7 thereto filed on June 3, 2021, Amendment No. 8 thereto filed on May 12, 2022, Amendment No. 9 thereto filed on August 4, 2022, Amendment No. 10 thereto filed on November 9, 2022, Amendment No. 11 thereto filed on December 12, 2022, Amendment No. 12 thereto filed on May 15, 2023, Amendment No. 13 thereto filed on June 20, 2023, Amendment No. 14 thereto filed on August 7, 2023, Amendment No. 15 thereto filed on November 14, 2023, Amendment No. 16 thereto filed on February 9, 2024 and Amendment No. 17 thereto filed on August 5, 2024. Terms used but not defined in this Amendment No. 18 have the respective meanings given to such terms in the original Schedule 13D, as previously amended.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows by adding the following:

Amendment No. 2 to the Amended and Restated Shareholders Agreement by and between Walgreens Boots Alliance, Inc., and Cencora, Inc. (f/k/a AmerisourceBergen Corporation) dated as of June 1, 2021 (the “A&R Shareholders Agreement”).

On August 16, 2024, WBA and the Issuer entered into Amendment No. 2 to the A&R Shareholders Agreement, which is filed as Exhibit 99.29 hereto (the “Second Amendment”). As disclosed in Amendment No. 9 to this Schedule 13D, filed on August 4, 2022, the A&R Shareholders Agreement was amended on August 2, 2022 (the “First Amendment”) to increase the maximum size of the board of directors of the Issuer to the sum of (A) eleven (11) and (B) the number of WBA designees to which WBA is entitled pursuant to Section 1.1 of the A&R Shareholders Agreement. This Second Amendment further increases the maximum size of the board of directors of the Issuer to the sum of (A) fourteen (14) and (B) the number of WBA designees to which WBA is entitled pursuant to Section 1.1 of the A&R Shareholders Agreement.

The foregoing description of the changes to the A&R Shareholders Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the A&R Shareholders Agreement, the First Amendment and the Second Amendment, which are filed as Exhibit 99.13, Exhibit 99.14 and Exhibit 99.29, respectively, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibits	Description of Exhibits
99.1	Framework Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.2	Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.3	Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.4	Warrant issued on March 18, 2013 (filed as Exhibit 4.3 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.5	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.6	Warrant issued on March 18, 2013 (filed as Exhibit 4.4 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).*

99.7	Amendment No. 1 dated August 25, 2016 to Warrant issued on March 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 25, 2016 and incorporated by reference herein).*

99.8	Shareholders Agreement, dated as of March 18, 2013, by and among the Issuer, Walgreen Co. and Alliance Boots GmbH (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on March 20, 2013 and incorporated by reference herein).

99.9	Transaction Rights Agreement, dated as of March 18, 2013, by and among Walgreen Co., Walgreens Pharmacy Strategies, LLC, Alliance Boots GmbH, Alliance Boots Luxembourg S.à r.l., and WAB Holdings LLC (filed as Exhibit 10.3 to Walgreen Co.’s Current Report on Form 8-K (File No. 1-00604), filed on March 20, 2013 and incorporated by reference herein).

99.10	Notice, dated as of December 31, 2014, provided by Walgreen Co. to AmerisourceBergen Corporation and Alliance Boots GmbH (previously filed on January 16, 2015 as Exhibit 99.11 to Amendment No. 1 to this Schedule 13D).

99.11	Joint Filing Agreement, dated August 25, 2016 (previously filed on August 25, 2016 as Exhibit 99.11 to Amendment No. 4 to this Schedule 13D).

99.12	Share Purchase Agreement, dated as of January 6, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (incorporated herein by reference to Exhibit 2.1 of the Form 8-K Filed by Walgreens Boots Alliance, Inc. on January 7, 2021 (file number 001-36759)).

99.13	Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of June 1, 2021, by and between Walgreens Boots Alliance, Inc., and AmerisourceBergen Corporation (previously filed on June 3, 2021 as Exhibit 99.13 to Amendment No. 7 to this Schedule 13D).

99.14	Amendment No. 1 to the Amended and Restated AmerisourceBergen Shareholders Agreement, dated as of August 2, 2022, by and between Walgreens Boots Alliance, Inc., and Amerisource Bergen Corporation (filed as Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q (File No. 001-16671), filed on August 3, 2022 and incorporated by reference herein).

99.15	Underwriting Agreement, dated as of November 7, 2022, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC and Morgan Stanley & Co. LLC (previously filed on November 9, 2022 as Exhibit 99.15 to Amendment No. 10 to this Schedule 13D).

99.16	Share Repurchase Agreement, dated as of November 6, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on November 9, 2022 as Exhibit 99.16 to Amendment No. 10 to this Schedule 13D).

99.17	Form of Lock-Up Agreement (included in Exhibit 99.15).

99.18	Share Repurchase Agreement, dated as of December 8, 2022, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on December 12, 2022 and incorporated by reference herein).

99.19	Form of Master Confirmation: Pre-paid Variable Share Forward Transactions (previously filed on May 15, 2023 as Exhibit 99.19 to Amendment No. 12 to this Schedule 13D).

99.20	Share Repurchase Agreement, dated as of May 11, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on May 15, 2023 and incorporated by reference herein).

99.21	Share Repurchase Agreement, dated as of June 15, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on June 20, 2023 and incorporated by reference herein).

99.22	Underwriting Agreement, dated as of August 3, 2023, by and among AmerisourceBergen Corporation, Walgreens Boots Alliance Holdings LLC, Goldman Sachs & Co. LLC and the VPF financial institutions (previously filed on August 7, 2023 as Exhibit 99.22 to Amendment No. 14 to this Schedule 13D).

99.23	Form of Lock-Up Agreement (included in Exhibit 99.22).

99.24	Share Repurchase Agreement, dated as of August 2, 2023, by and between AmerisourceBergen Corporation and Walgreens Boots Alliance Holdings LLC (previously filed on August 7, 2023 as Exhibit 99.24 to Amendment No. 14 to this Schedule 13D).

99.25	Share Repurchase Agreement, dated as of November 9, 2023, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on November 14, 2023 as Exhibit 99.25 to Amendment No. 15 to this Schedule 13D).

99.26	Share Repurchase Agreement, dated as of February 7, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on February 9, 2024 as Exhibit 99.26 to Amendment No. 16 to this Schedule 13D).

99.27	Share Repurchase Agreement, dated as of May 22, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.27 to Amendment No. 17 to this Schedule 13D).

99.28	Share Repurchase Agreement, dated as of August 1, 2024, by and between Cencora, Inc. and Walgreens Boots Alliance Holdings LLC (previously filed on August 5, 2024 as Exhibit 99.28 to Amendment No. 17 to this Schedule 13D).

99.29	Amendment No. 2 to the Amended and Restated Shareholders Agreement, dated as of August 16, 2024, by and between Walgreens Boots Alliance, Inc., and Cencora, Inc. (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K (File No. 001-16671), filed on August 16, 2024 and incorporated by reference herein).

*	As previously disclosed, Warrants exercised in full on March 18, 2016 and August 25, 2016.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2024

WALGREENS BOOTS ALLIANCE HOLDINGS LLC

By:	/s/ Joseph B. Amsbary, Jr.
Name:	Joseph B. Amsbary, Jr.
Title:	Senior Vice President and Secretary

WBA INVESTMENTS, INC.

By:	/s/ Joseph B. Amsbary, Jr.
Name:	Joseph B. Amsbary, Jr.
Title:	Senior Vice President and Secretary

WALGREENS BOOTS ALLIANCE, INC.

By:	/s/ Joseph B. Amsbary, Jr.
Name:	Joseph B. Amsbary, Jr.
Title:	Senior Vice President and Secretary